Exhibit 99.1

CRESCO LABS CLOSES ACQUISITION OF CULTIVATE, STRENGTHENS POSITION IN

MASSACHUSETTS

CHICAGO – September 3, 2021 — Cresco Labs Inc. (CSE:CL) (OTCQX:CRLBF) (“Cresco Labs” or the “Company”), a vertically integrated multistate operator and the number one U.S. wholesaler of branded cannabis products, announced today the closing of the Company’s previously announced acquisition of Cultivate (the “Transaction”).

Transaction Highlights

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Approximately 42,000 square feet of active flowering canopy, bringing combined canopy in-state to approximately 64,000 square feet. The Transaction also includes space available to further expand cultivation capacity.

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Three operational dispensaries located in Leicester, Framingham, and Worcester, bringing combined retail storefronts in-state to four. Concurrent with closing, the Company’s Fall River retail location has transitioned to medical sales only.

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Greater operating platform to pursue market share growth in the largest adult use cannabis market in the northeast. The Massachusetts’ market structure offers a unique opportunity to wholesalers given limited cultivation licenses, robust pricing, and abundant retail stores throughout the state.

“The closing today constitutes another important step for Cresco Labs as we deepen our presence in large, attractive states like Massachusetts and increasingly tailor and strengthen our state-level strategies to optimize growth and profitability. Expanding operations in the most strategic U.S. cannabis markets is at the heart of our growth strategy and we’re thrilled to have the opportunity to show what can be achieved through a maximized footprint in Massachusetts,” said Charlie Bachtell, CEO and Co-Founder of Cresco Labs. “We have been thoroughly impressed with the Cultivate team and the quality of their operations. We look forward to a productive and efficient integration process to carry their historical strong momentum into the fourth quarter and beyond.”

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the United States. Its brands are designed to meet the needs of all consumer segments and are comprised of some of the most recognized and trusted national brands, including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2020 filed on March 26, 2021, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves, Cresco Labs

Manager, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com